Lead investor: **Frank Grun**

Title: Cyber Security Specialist, CTG Federal

Investing $1,000 on these same terms

We The People!

I believe in Anthony, his family, this mission and his ethics. I believe that we are building a foundation of stability in an otherwise unstable market. A market that doesn't look out for the "little people". A market that divides.

More than ever we need a sense of community. Building a community built on trust, equality, accountability and transparency. And it needs to be fun!!

Growing, helping and sharing.

That's what we're doing